Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD TO ISSUE C$200 MILLION OF MEDIUM TERM NOTES

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, October 17, 2013 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today that it has agreed to issue C$200 million aggregate principal amount of a re-opening of 5.04% medium term notes (“notes”) with a March 2024 maturity.

The original issuance of the notes was completed in September 2013.  The additional notes will have the same coupon of 5.04% as well as the same terms and conditions as the company’s notes issued in September 2013, but will be issued at a price of C$100.468 plus accrued interest, with an effective yield of 4.981% if held to maturity.  An aggregate of C$500 million of notes will be outstanding after giving effect to this offering.

The notes have been assigned a credit rating of Baa2 (stable) by Moody’s, A- (stable) by Standard & Poor’s, BBB (stable) by Fitch and A (low) (negative) by DBRS.

The company intends to use the net proceeds of the issue for general corporate purposes.

The notes are being offered through a syndicate of agents led by CIBC World Markets Inc., HSBC Securities (Canada) Inc. and TD Securities Inc.

This news release does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

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For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements:

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the offering and the use of proceeds from the offering described in this news release.  Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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